UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

O2 Micro International Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	000-30910	Not applicable
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 SMB, George Town Grand Cayman, Cayman Islands
(Address of Principal Executive Offices)		(Zip Code)

Carl Durham (408) 987-5920 ext. 8060
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of O2 Micro International Limited (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period of January 1, 2015 to December 31, 2015.

The Company’s business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. The Company designs products for applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting including general lighting, and portable electronics devices.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to have manufactured products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company has determined that the following Conflict Minerals are necessary to the functionality or production of certain of the Company’s products: gold, tantalum, tin and tungsten.

The Company does not own or operate the integrated circuit fabrication facilities that manufacture the Company’s products. Rather, the Company engages the foundries that own and operate these fabrication facilities to manufacture the Company’s products, sometimes using components procured by the Company from suppliers. As such, the Company does not purchase any Conflicts Minerals directly from mines, smelters or refiners, and relies upon such foundries and such suppliers to procure the raw materials and components necessary for the production of the Company’s products. The Company must therefore rely on such foundries and suppliers to provide information regarding the origin of the Conflicts Minerals.

The Company has conducted in good faith a reasonable country of origin inquiry regarding each of these minerals. The inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources. The country of origin inquiry involved (1) identifying those of the Company’s products with respect to which Conflict Minerals are necessary for the functionality or production of such products; (2) identifying the foundries that manufacture such products and the suppliers (if any) from whom the Company procures components used in the manufacture of such products; (3) obtaining reports regarding the use of Conflict Minerals from such relevant foundries and suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI); (4) analyzing the reports received from such relevant foundries and suppliers to identify potential uses of Conflict Minerals that originate from the Covered Countries; and (5) engaging such foundries and suppliers with follow-up inquiries and data gathering, to the extent necessary.

Based upon the above described country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals that are necessary to the functionality or production of the Company’s products may have originated in the Covered Countries.

The information is publicly available at www.o2micro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

O2 MICRO INTERNATIONAL LIMITED
Date: May 31, 2016	By:	/s/ Sterling Du
Sterling Du, Chief Executive Officer